SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                         BlackRock Asset Investors
        ____________________________________________________________
                             (Name of Issuer)

         Shares of beneficial interest (par value $.01 per share)
        ____________________________________________________________
                      (Title of Class and Securities)

                                 091913103
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

                 Henry Gabbay, 345 Park Avenue, 30th Floor
                  New York, New York 10154 (212) 754-5560
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                              March 30, 1995
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               (X)



                               SCHEDULE 13D

   CUSIP No. 091913103
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        BlackRock Fund Investors I
        IRS Identification No. 13-3813141
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

        WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       5,304.73
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        5,304.73
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,304.73
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        28.3%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IV
   _________________________________________________________________



          ITEM 1.   SECURITY AND ISSUER.

                    This statement relates to the shares of
          beneficial interest  (par value $.01 per share) (the
          "Shares") of BlackRock Asset Investors, a Delaware business trust (the "Issuer") registered under the Investment Company Act as a closed-end investment company. The principal executive office of the Issuer is located at 345 Park Avenue, New York, New York 10154.

          ITEM 2.   IDENTITY AND BACKGROUND.

                    (a)-(c), (f) This statement is filed by BlackRock Fund Investors I ("Fund I"), a business trust formed pursuant to the laws of the State of Delaware and the United States of America. Fund I is referred to herein collectively as the "Reporting Person". The business address of Fund I is 345 Park Avenue, 30th Floor, New York, New York 10154.

                    The Issuer has advised the Reporting Person that all of its Shares are held by Fund I, BlackRock Fund Investors II and BlackRock Fund Investors III, each of which is a Delaware business trust formed contemporaneously with the Issuer and registered under the Investment Company Act of 1940. Fund I's Declaration of Trust provides that voting rights with respect to any Shares held by it are, in effect, passed through to the owners of Fund I's shares of beneficial interest (par value $.01 per share) ("Fund I Shares").
                    Appendix A, which is incorporated herein by reference, sets forth the following information with respect to the executive officers and Trustees of Fund I:
          (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted, (iv) citizenship, and (v) transactions in Fund I Shares during the past 60 days.

                    (d)-(e)  During the past five years, neither
          the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons identified on Appendix A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
          CONSIDERATION.

                    On March 30, 1995, Fund I acquired 5,304.73
          Shares of the Issuer at a price of $1,000 per Share (or an aggregate cash consideration of $5,304,725.18) pursuant to the Subscription Agreement filed herewith as
          Exhibit 1. The funds used to effect the acquisition of the Shares were from proceeds of the sale of Fund I Shares on March 30, 1995.

                    The Issuer has advised the Reporting Person that on March 30, 1995 the Issuer issued an aggregate of 18,750 Shares to Fund I, BlackRock Fund Investors II and BlackRock Fund Investors III at a price of $1,000 per Share (or an aggregate cash consideration of $18,750,000, including the above-referenced $5,304,725.18), no other such Shares having previously been issued.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Fund I acquired its interest in the Shares described in Item 3 for investment purposes pursuant to the Reporting Person's Declaration of Trust, which obligates the Reporting Person to invest solely in Shares.

                    The Reporting Person has no current intention to acquire interests in additional Shares (other than pursuant to Fund I's obligations under the Subscription Agreement with respect to the Issuer incorporated herein by reference to Exhibit 1) or to dispose of interests in Shares. Notwithstanding the foregoing, the Reporting Person may, at any time or from time to time, acquire additional Issuers Shares in any other manner or, subject to the terms of such Subscription Agreement and the Issuers Declaration of Trust, dispose of any or all of the Shares beneficially owned by them, or continue to hold such Shares, as they may deem advisable. Any decision with regard to acquisitions, dispositions or holding of Shares will depend upon circumstances existing from time to time, many of which the Reporting Person cannot control, such as general economic and market conditions.

                    Although the foregoing reflects the current intentions of the Reporting Person, such intentions are subject to change at any time. Except as set forth above, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any person identified on Appendix A, have any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a)-(b)   The first paragraph of Item 3 is
          incorporated herein by reference. Such Shares comprise 28.3% of the issued and outstanding Shares. The Reporting Person has sole dispositive power and shared voting power (as a result of the pass-through mechanism described in Item 2 above) with respect to each of the Shares beneficially owned by it.

                    (c)       The first sentence of the first
          paragraph of Item 3 of this statement is hereby incorporated by reference.

                    (d)-(e)   Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                    RELATIONSHIP WITH RESPECT TO SECURITIES OF THE
                    ISSUER


                    Except as described in Items 2 and 4 above, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons identified in Appendix A have any contract, arrangement or understanding with respect to any securities of the Issuer. The Subscription Agreement referred to in Item 4 sets forth certain of the terms and conditions of the sale of the Shares to Fund I, including restrictions on transfer, and is incorporated herein by reference.

          ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 1 -    Subscription Agreement referred to in
          Items 2 and 4.

                                  SIGNATURE

                    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  April 10, 1995

                                         BlackRock Fund Investors I

                                           By: _____________________
                                                Henry Gabbay
                                                Authorized Officer


                                  APPENDIX A

                       TRUSTEES AND EXECUTIVE OFFICERS

                    The following information is provided for the persons listed below: (a) name, (b) business address,
          (c) principal occupation or employment and the name of principal business and address of any such corporation or organization in which such employment is conducted, (d) citizenship, and (e) transactions in the Shares during the past 60 days.

                    The Trustees and Executive Officers of
          BlackRock Asset Investors, BlackRock Fund Investors I,
          BlackRock Fund Investors II and BlackRock Fund Investors III are as follows:

          (a)  LAURENCE D. FINK - (Chairman of the Board of
               Trustees)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  Chairman, Chief Executive Officer and Director of
               BlackRock Financial Management, Inc.
          (d)  United States of America
          (e)  0

          (a)  RALPH L. SCHLOSSTEIN - (President)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  President and Director of BlackRock Financial
               Management, Inc.
          (d)  United States of America
          (e)  0

          (a)  WESLEY R. EDENS - (Trustee and Chief Operating
               Officer)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  Managing Director of BlackRock Financial Management,
               Inc.
          (d)  United States of America
          (e)  0

          (a)  JOHN C. DETERDING - (Trustee)
          (b)  107 N. Waterview, Richardson, Texas  75080
          (c)  President, Deterding Associates
          (d)  United States of America
          (e)  0

          (a)  PHILIP HALPERN - (Trustee)
          (b)  2424 Heritage Court SW, P.O. Box 40916 Olympia,
               Washington  98504
          (c)  Chief Investment Officer, Washington State
               Investment Board
          (d)  United States of America
          (e)  0

          (a)  MICHAEL E. KLEHM - (Trustee)
          (b)  767 Fifth Avenue, New York, New York  10153
          (c)  Director, Private Placement Investments, General
               Motors Investment Management Corporation
          (d)  United States of America
          (e)  0


          (a)  DONALD G. DRAPKIN - (Trustee)
          (b)  35 East 62nd Street, New York, New York  10021
          (c)  Vice Chairman and Director, McAndrews & Forbes
               Holdings Inc.
          (d)  United States of America
          (e)  0

          (a)  JAMES GROSFELD - (Trustee)
          (b)  20500 Civil Center Drive, Suite 3000, Southfield, MI 48076
          (c)  Consultant/Investor
          (d)  United States of America
          (e)  0

          (a)  LAURENCE E. HIRSCH - (Trustee)
          (b)  P.O. Box 19000, Dallas, Texas  75219
          (c)  Chairman and Chief Executive Officer, Centex
               Corporation
          (d)  United States of America
          (e)  0

          (a)  KENDRICK R. WILSON, III - (Trustee)
          (b)  One Rockefeller Plaza, 33rd Floor, New York, New
               York  10020
          (c)  General Partner, Lazard Freres & Co.
          (d)  United States of America
          (e)  0

          (a)  SUSAN L. WAGNER - (Secretary)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  Managing Director, BlackRock Financial Management,
               Inc.
          (d)  United States of America
          (e)  0

          (a)  HENRY GABBAY - (Treasurer)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  Managing Director, BlackRock Financial Management,
               Inc.
          (d)  United States of America
          (e)  0

          (a)  JOHN R. HERBERT - (Vice President)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  Principal, BlackRock Financial Management, Inc.
          (d)  United States of America
          (e)  0

          (a)  ROBERT I. KAUFFMAN - (Vice President)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  Principal, BlackRock Financial Management, Inc.
          (d)  United States of America
          (e)  0

          (a)  JAMES KONG - (Assistant Treasurer)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  Principal, BlackRock Financial Management, Inc.
          (d)  United States of America


          (e)  0

          (a)  ERIK P. NYGAARD - (Vice President)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  Principal, BlackRock Financial Management, Inc.
          (d)  United States of America
          (e)  0

          (a)  J. ROBERT SMALL - (Assistant Secretary)
          (b)  345 Park Avenue, 30th Floor, New York, New York
               10154
          (c)  Principal, BlackRock Financial Management, Inc.
          (d)  United States of America
          (e)  0